OFFERING MEMORANDUM DATED JUNE 28 2023



Mode Mobile, Inc.
213 W. Institute Place, Suite 307
Chicago, IL 60610

modemobile.com

Up to $1,234,999.95, or 15,060,975 shares of Class AAA Common Stock, plus up to 8,968,750 "Bonus Shares" available to early investors for no additional consideration*

Target Investment Amount: $10,000

Minimum Investment: $450

*Investors who are eligible for Bonus Shares may receive up to 58% additional shares, making the effective price paid per share equal to approximately $0.0506.

Mode Mobile, Inc., a Delaware corporation ("Mode Mobile" "the Company," "we," or "us"), is offering up to $1,234,999.95 worth of Class AAA Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by January 1, 2024. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by January 1, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Each investor must purchase a minimum of $450 worth of shares (5,625 shares). Additionally, investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to two and one-half percent (2.5%) per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $450 minimum investment amount per investor.

The Offering is being made through DealMaker Securities LLC (the "Intermediary") on its platform. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to January 1, 2024 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$450.00	$36.00	$414.00
Investor Fee	$11.25		
Aggregate Maximum Offering Amount	$1,234,999.95	$98,800.00	$1,136,199.95

(1) This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $15,000 set up fee and $12,000 per month maintenance fee payable to Intermediary, as well as a securities fee consisting of Class AAA Common Stock totaling 0.5% of the aggregate total securities sold in the offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Mode Mobile, Inc. was founded with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. The Company aims to unlock the full potential of the world's most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people's phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. In the last two years, Mode has generated nearly $50 million in revenue from advertisers, with 2022 revenue reflecting more than 150x growth from 2019, even while still in beta.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

Competitors and Industry

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

Employees

The company currently has 16 full-time employees, 34 full-time contractors, and 4 part-time contractors.

Regulation

The company, like all internet-based companies, must comply with a variety of state and international laws related to protecting the privacy of its user's online information. These laws include the California Consumer Privacy Act and the General Data Protection Regulation in Europe.

Intellectual Property

The Company has protected its Intellectual Property, which is a key part of its business operations and overall corporate strategy. A summary of its Intellectual Property can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020

		97021733	September 10, 2021
Earn OS	Live		
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

Mode Mobile is a fully remote, U.S.-based company.

Perks

Perks for Existing Mode Mobile Users

Users and Power Users of the Company's technology will be given the opportunity to receive free shares of the company's Class AAA Common Stock, which is part of this Offering. This offer is limited to only 1,562,500 total shares and $125,000 in total share value.

"Users" are defined as individuals who have downloaded the Company's Mode Earn App and have created an account with their email address prior to the filing of this Offering Statement.   Users are eligible for 50 free shares, or $4.00 in value.

"Power Users" are Users (see above) that have also redeemed more than $50 in rewards or have redeemed any amount using a ModePhone while having assisted in feedback and research for Mode Mobile's product team. Power Users are eligible for 500 free shares, or $40.00 in value.

In order to receive the free shares, a User or Power User will have to share certain personal information, including name, email address, mailing address, date of birth, and social security number. They will also have to pass a Know Your Client/Anti-Money Laundering verification and sign a subscription agreement.

Tier-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class AAA Common Stock. The percentage of bonus shares available to an investor will change based on how many shares have already been issued through the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

Total Cumulative Shares Issued	Total Cumulative Value Issued ($)	Bonus Shares	Effective Price Per Share
0 to 3,125,000	$0.00 to $250,000.00	50%	$0.0533
3,125,001 to 9,375,000	$250,000.08 - $750,000.00	40%	$0.0571
9,375,001 to 15,060,975	$750,000.08 - $1,204,878	30%	$0.0615

*The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

Volume-Based Perks

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. If an investor purchases $1,500.00 or more worth of shares, they will receive 5% more shares of Class AAA Common Stock. If they purchase $4,950.00 or more of shares, they will receive 20% more shares of Class AAA Common Stock. The bonus from these two perks is stackable and will be added to the bonus share percentage received from the tier-based perks. Therefore, this makes 70% bonus shares the highest percentage bonus available to an investor, if you include the 50% bonus shares available under tier-based perks.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Class AAA Common Stock in the amount of up to $1,234,999.95 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

Competitors may be able to call on more resources than the company.
While the company believes that its platform and product are unique, it is not the only way that its customers and user base can earn supplemental income. Additionally, competitors may replicate our business ideas and produce directly competing products. These competitors may be better capitalized than us, which would give them a significant advantage.

Expansion of our platform to larger number of users will pose challenges
As the number of customers using our platform grows, we will face challenges associated with managing our growth. For example, we may need to license rights from content developers. There is no guarantee that we will be able to license such rights at prices that are advantageous to the company.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our platform will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant traction and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of the users of our platform. Further, any significant disruption in service on Mode Mobile or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on Mode Mobile could harm our reputation and materially negatively impact our financial condition and business.

Any breach of our user's data could impose liability upon the company
If we or third parties with which we do business were to fall victim to successful cyber-attacks or experience other cybersecurity incidents, including the loss of individually identifiable customer or other sensitive data, we may incur substantial costs and suffer other negative consequences, which may include increased cybersecurity and other insurance premiums.

Risks Related to the Securities

Control by few shareholders
A substantial majority of the company's outstanding securities and votes carried by them are held by one shareholder and can therefore control the company. There are no guarantees that the position of this shareholder will always coincide with the opinion and interests of the other shareholders of the company.

Minority Holder; Securities with No Voting Rights
The Class AAA Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our potential issuance of bonus shares may result in a discounted offering price being paid by certain investors in this Offering.
Certain investors may be entitled to bonus shares (effectively a discount) in this Offering. These bonus shares may immediately dilute the value of your shares. Therefore, the value of shares of investors who pay the full price in this Offering will be diluted by investments made by investors entitled to these bonus shares.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class AAA Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The Company may fundraise at a price per share lower than this Offering.
The Company may raise additional capital from accredited investors under Rule 506(c) at a price per share lower than what is available to investors in this Offering. Any capital raised under Rule 506(c) will also result in additional dilution to investors in this Offering.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects

on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business. The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class AAA Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class AAA Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work. Moreover, as our business model involves in-person events to promote our products, any disruption to such events due to a public health crises could materially affect our ability to grow our business.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Dan Novaes	CEO	June 2015 – Present	Full-time
Kiran Panesar	CTO	June 2015 – Present	Full-time
Chip Correra	CIO	February 2023 - Present	Full-time
Justin Hines	General Counsel & Secretary	December 2018 – Present	Full-time
San Phan	Vice President of Finance & Operations	July 2021 – Present	Full-time
Kathy DeKam	Chief People Officer	May 2021 – Present	Full-time
Directors:			
Dan Novaes	Director	June 2015 – Present	N/A
Ross Holdren	Director	February 2021 – Present	N/A
Mark Lawrence	Director	February 2021 – Present	N/A

Dan Novaes, CEO and Director

<u>Current Role at Mode Mobile</u>

Dan co-founded the company with Kiran Panesar and began as CEO in June 2015

Responsible for setting the vision and direction for the company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public.

Additionally, Dan is responsible for building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Lastly, he is responsible for creating a culture of excellence throughout the organization and inspiring its team members to reach their highest potential.

<u>Roles Prior to Mode Mobile</u>

2015 - 2017: Co-Founder & CEO of Nativ Mobile, a mobile application solution company

2012 - 2015: Co-Founder & CEO of MobileX Labs, an application design & development company

2005 - 2015: Founder Elekteks, Consumer Electronics Ecommerce & inventor of iFlask, the world's first
        "smart" flask (featured on Time, Business Insider, Huffington Post, and more)

Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media approaching nearly $100M in revenue. Dan is one of the youngest members of YPO & the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business.

Kiran Panesar, CTO

<u>Current Role at Mode Mobile</u>

Kiran co-founded the company with Dan Novaes and began as CTO in June 2015

Responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users' experience, supports our engineering and product teams, while also focusing on costs and efficiency.

<u>Roles Prior to Mode Mobile</u>

2015 - 2017: Co-Founder & CTO of Nativ Mobile, an online publishing mobile application solution company

2012 - 2015: Co-Founder & CTO of MobileX Labs, an application design & development company, with tens of millions of monthly online users (Kiran handled infrastructure)

2011 - 2012: Co–Founder & Programmer at adappt Designs, a software development company for iPhone & gaming applications

Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. In a 5-day period, Kiran designed, built, & launched the MVP, which grew into a suite of products sustainably generating 7 figures of lifetime revenue, eventually leading to a successful exit.

Francis "Chip" Correra, CIO

<u>Current Role at Mode Mobile</u>

Chip began as CIO February 1, 2023

Responsible for leading our product and engineering teams, including researching innovative new technologies, developing high-quality products, integrating third parties, and operating our technology platform and products. This includes researching industry trends and user needs, managing product roadmaps, and driving product success. Additionally, he is responsible for identifying and managing technology-related risks and staying abreast of new technology trends and developments.

Roles Prior to Mode Mobile

2019 - 2023: CTO at Pixability, an ad tech company on YouTube and connected TV

2017 - 2019: SVP of Data, Engineering, and Delivery at Label Insight, a SaaS company providing insights on food label data (acquired by NielsenIQ)

2010 - 2017: Founder & CTO at Linkable Networks, a digital advertising & loyalty company (acquired byCollinson Group). Participated in multiple capital fundraising events totaling $40M.

Chip has over 30 years experience directing all aspects of research and development, product engineering, project management, and operations. He participated in successful capital fundraising initiatives & exits exceeding $100M with five of the companies he worked at. Chip is a graduate of the University of Massachusetts, where he obtained a BS in Computer System Engineering.

Kathy DeKam, Chief People Officer

Current Role at Mode Mobile

Kathy began as Chief People Officer on May 4, 2021

Responsible for overall strategic direction & management of all human resources activities to support the organization's goals & objectives, including performance management, talent acquisition, training & development, & team engagement. Additionally, she is responsible for fostering an open & inclusive culture, & supporting diversity & inclusion. Kathy leads the company-wide OKR process and is responsible for leading the IT function, which includes technical support & maintenance for computer hardware, software, networks, systems integration, and development & adherence to IT policies & procedures.

Roles Prior to Mode Mobile

2020 - 2021: Chief People & Culture Officer at Qualifacts, a SaaS & web-based electronic health record company with 430+ employees in the U.S. & Peru and $70M+ annual revenue

2015 - 2020: EVP & Chief People & Culture Officer (5 ½ years) and Co-COO (1 ½ years) at Digital Reasoning, an artificial intelligence cognitive computing company with 180+ employees in the U.S., U.K. & Singapore and $38M+ annual revenue. Participated in multiple capital fundraising events totaling $100M, and Smarsh's acquisition of Digital Reasoning.

2011 - 2015: Director, Human Resources (3 ½ years) and Chief of Staff (6 months) at Video Gaming Technologies, a casino video game developer & manufacturing company with 650+ employees in the U.S. & Mexico and $65M annual revenue. Participated in Aristocrat's acquisition of VGT, resulting in a company with a total of 6,000+ employees in 103 countries & $3B annual revenue.

Kathy is a seasoned Human Resources & Leadership professional with 30+ years of experience in startup to large scale companies ranging from 40 to 8,000 employees & $10M to $1.9B annual revenue. Having spent one-third of her career in senior level operational roles including COO of an American company with 2,100+ employees and $500M+ annual revenue. She has a unique blend of operational & people management expertise. Kathy participated in multiple M&A initiatives, as well as fundraising events generating over $100M. Kathy is a U.S. Navy veteran with six years of service.

Justin Hines, General Counsel & Secretary

Current Role at Mode Mobile

Judd began as General Counsel & Compliance on December 3, 2018

Responsible for corporate governance, corporate compliance, & legal risk management & ensuring the organization upholds the highest standards of professional excellence. Additionally, monitors & reviews legal & regulatory developments to ensure compliance with all applicable laws & regulations, prepares, reviews, & negotiates contracts, agreements, & other legal documents, and advises on company investment initiatives.

Roles Prior to Mode Mobile

2014 - 2018: General Counsel & Chief Compliance Officer at Hayden Royal an investment banking & finance company with $3B under management

2010 - 2014: Managing Director at Majestic Capital Advisors, an investment advisory services firm

2005 - 2010: Director, Macquarie Group, a global financial services company with $600B under management

Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman, an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law.

San Phan, Vice President of Finance & Operations

Current Role at Mode Mobile

San began as VP Finance on June 23, 2021 and assumed additional responsibilities and was named VP Finance & Operations in February 2023.

Responsible for overseeing the company's financial planning and analysis, accounting, financial reporting, and business operations. Additionally, San also leads the analytics, fraud, and customer operations teams, and drives strategic projects across the company.

Roles Prior to Mode Mobile

2018 - 2021: Director, Strategic Finance (2020-2021) and Director, Financial Planning & Analysis (2018-2020) at Epic Games, an interactive video gaming company. Participated in multiple capital fundraising events totaling $4B.

2017 - 2018: Senior Director, Strategy & Business Intelligence at Activision Blizzard, a developer & distributor of interactive entertainment systems

2015 - 2017: Director, Equity Research, Internet, & Interactive Gaming at Mizuho Americas, an investment bank

San is an experienced leader, with over 20 years of experience in the technology sector. He started his career as a management consultant for PricewaterhouseCoopers, worked at Morgan Stanley as a technology project manager and strategic sourcing manager, and previously held equity analyst positions at two investment banks, Mizuho Americas and BMO Capital Markets. He was instrumental in successful capital raises totaling more than $4B at Epic Games. San holds a BSE in Civil Engineering Systems from the University of Pennsylvania and an MBA in Finance & Value Investing from Columbia Business School.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February, 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of March 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Dan Novaes	525,121,542 shares of Class A Common Stock	52.17%

The following table describes our capital structure as of March 2023:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available
Class A Common Stock	2,100,000,000	646,825,014	0	1,453,174,986
Class B Common Stock	243,000,000	6,071,274	219,168,402	17,760,324
Class C Common Stock	12,150,000	10,359,141	0	1,790,859
Class AAA Common Stock	600,000,000	0	0	600,000,000
Series Seed Preferred Stock	388,800,000	353,712,906	0	35,087,094

*The company has allocated 243,000,000 shares of its Class B Common Stock pursuant to its 2021 Stock Incentive Plan. As of March 2023, the Company has granted 225,239,676 options, 6,072,274 of which have been exercised into Class B Common Stock and 219,168,402 which are issued and outstanding. The Plan currently has 17,760,324 shares which have not been granted and are available for issuance.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

	If Target Offering Amount Sold	If Maximum Amount Sold*
Total Raise	$ 10,000	$ 1,235,000
Less: Offering Expenses		
Commissions, Net of Investor Fees	$ 550	$ 68,678
Due Diligence	$ 15,000	$ 15,000
Financial Review	$ 50,000	$ 50,000
Net Proceeds	$ (55,550)	$ 1,101,322
Use of Net Proceeds		
Payroll	$ -	$ -
Product Development	$ -	$ 495,595
Marketing and Advertising	$ -	$ 550,661
General & Administrative	$ -	$ 55,066
Total Use of Net Proceeds	$ -	$ 1,101,322

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Operating Results

Mode Mobile generated revenue of $24,947,043 in 2022 compared to $22,950,934 in 2021, representing an 9% year-over-year increase which was driven primarily by growth in the Mode Earn App. Over the same 2022/2021 periods, the Company had cost of revenue of $10,249,605 and a net loss of $2,374,2778 and cost of revenue of $7,849,687 and net income of $5,921,153, respectively. The vast majority of cost of revenue is user redemption rewards paid to Mode Earn App users.

Operating expenses for the Company primarily consist of customer acquisition costs and employee and contractor compensation related to software development and selling, general, and administrative. Operating expenses in 2022 amounted to $24,754,480, a 79% increase from $13,837,290 in 2021. The primary driver for the increase in operating expenses was related to a realized benefit of $10,080,104 in 2021 related to satisfying a SAFT performance obligation. Excluding this one-time benefit, the Company had operating expenses of $23,917,394 in 2021.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash on hand of $2,788,853, compared to $1,816,189 as of December 31, 2021. This increase was primarily related to the Company's sale of some of its crypto holdings, which resulted in realized gains on crypto currency sales of $8,099,516 in 2022 and $4,269,858 in 2021.

To date, the Company has generated minimal net income, and over the past two years, the Company has operated under losses. As of December 31, 2022, the Company has an accumulated deficit of $959,947. However, the Company has generated substantial revenue and gross profit over the last three years and expects to continue to grow revenue with a goal of reaching positive net income next year. In addition to funding operations from revenue and the sale of its crypto assets, the Company has been capitalized by equity investments from its shareholders, primarily from its Series Seed financing round. This round closed in 2017 and was the result of the conversion of $2,590,819 in SAFE notes and $1,600,000 in Convertible Promissory notes, resulting in gross proceeds of $3,774,950 to the Company before expenses.

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $354,353 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The loan proceeds were used for payroll and other covered payments and in 2021 received notification of full forgiveness. As such, the Company recorded other income of $354,353 in the consolidated statements of operations.

The company has access to potential debt and lines of credit and it can also access additional equity capital through its existing shareholder base and network. The Company expects to continue needing the assistance of outside capital, whether via debt or equity, over the next 12-18 months as it grows its revenue, customer base and operating expenses.

As of May 31, 2023, the Company had $1,687,701 cash on hand and expects monthly operating losses to narrow from approximately $250,000 in May 2023 to reach monthly profitability by the end of 2023 without additional capital raised.
In February 2023, the Company effected a 162-for-1 forward stock split of its Common Stock. As a result of this, the applicable conversion price for its Series Seed Preferred Stock was amended from $2.18 to $0.01345679.

Plan of Operations and Milestones

We have established the following milestones in our plan of operations:

- If we raise the minimum amount set out in "Use of Proceeds," we will continue to invest in our product roadmap, customer acquisition, and staffing required to operate the company.
- Assuming we raise up to $1,234,999.95 million in this offering, we anticipate hiring additional staff and increasing marketing and advertising expenses related to customer acquisition.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RECENT OFFERINGS OF SECURITIES

The Company has not conducted any offering of securities in the last three years.

INDEBTEDNESS

As part of the Company's corporate reorganization, the Company took steps to wind-down MOBILEX Labs, LLC ("MXL"), a predecessor entity, and make distributions as appropriate. As part of MXL's liquidation, its primary remaining asset was a loan with the Company where MXL loaned approximately $664,000 to the Company in order to support operations. On the effective date of the corporate reorganization in February 2021, the $664,000 loan was repaid by the Company.

PPP Loan

During the COVID-19 pandemic, the Company received a Paycheck Protection Program (PPP) loan of $354,353 on May 4, 2020. The Company later filed a loan forgiveness application with the U.S. Small Business Administration on May 17, 2021 and received notice that its Paycheck Protection Program loan had been forgiven in full on June 4, 2021. As such, $354,353 was recognized as other income in 2021.

Convertible Notes and Simple Agreements for Future Equity

As of December 31, 2020, the Company had outstanding convertible notes totaling $1,600,000 and Simple Agreements for Future Equity ("SAFEs") totaling $2,249,950. In 2021, the Company repaid $50,000 of SAFEs and the balance outstanding of $2,199,950 was converted into shares of preferred stock. The Company also repaid $100,000 of convertible notes in 2021. The convertible notes were issued by the same institution, which also invested in the Company through a SAFE. Between 2015 and 2017, the Company entered into 26 different SAFEs with both institutional and individual investors. Each SAFE included a valuation cap ranging from $6.5 million to $9 million, which represented the upper limit for which investors could convert their SAFEs into Company shares. In 2021, as part of the Company's corporate reorganization, $1,500,000 of the principal amount of the notes plus $75,000 in accrued interest and the remaining SAFEs (as noted above) were converted into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Class of Security	Series Seed Preferred Stock
Securities Authorized	388,800,000
Securities Outstanding	353,712,906
Voting Rights	Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company shall not do any of the following without the consent of a majority of the outstanding shares (on an as-converted basis) of Preferred Stock and Class A Common Stock: ● Pay or declare any dividend, other than (i) dividends or distributions payable on the Common Stock solely in the form of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock, and (iii) stock repurchased from former employees, officers, directors, consultants, or other persons at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors ● Create or hold capital stock in any subsidiary that is not wholly-owned ● Permit any subsidiary to do any of the foregoing At any time when at least 70,596,360 shares of Preferred Stock are outstanding, the Company shall not without consent of a majority of the then outstanding shares of Preferred Stock, amend, alter, or repeal any provision of the Certificate of Incorporation in a manner that substantially and disproportionately adversely affects the powers, preferences, or special rights of the Preferred Stock.

Class of Security	Class A Common Stock
Securities Authorized	2,100,000,000
Securities Outstanding	646,825,014
Voting Rights	Holders of Class A Common Stock are entitled to one vote for each share of such stock held at all meetings of stockholders (and written actions in lieu of meetings). The Holders of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect all directors of the Company.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The Company shall not do any of the following without the consent of a majority of the outstanding shares (on an as-converted basis) of Preferred Stock and Class A Common Stock: ● Pay or declare any dividend, other than (i) dividends or distributions payable on the Common Stock solely in the form of Common Stock, (ii) redemptions of or dividends or distributions on the Series Seed Preferred Stock, and (iii) stock repurchased from former employees, officers, directors, consultants, or other persons at the lower of the original purchase price or the then current fair market value thereof, unless otherwise approved by the Board of Directors ● Create or hold capital stock in any subsidiary that is not wholly-owned ● Permit any subsidiary to do any of the foregoing

Class of Security	Class B Common Stock
Securities Authorized	243,000,000
Securities Outstanding	6,071,274
Voting Rights	Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.

Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Class of Security	Class C Common Stock
Securities Authorized	12,150,000
Securities Outstanding	10,359,141
Voting Rights	Holders of Class C Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Class of Security	Class AAA Common Stock
Securities Authorized	600,000,000
Securities Outstanding	0
Voting Rights	Holders of Class AAA Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law.
Other Rights & Terms	Holders of this class of stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. For this offering, the company is offering up to 15,060,975 shares of Class AAA Common Stock at $0.08 per share, plus "Bonus Shares" available to early investors for no additional consideration. Investors who are eligible for Bonus Shares, may receive up to 8,968,750 additional shares, making the effective price paid per share equal to approximately $0.0506.

What it Means to be a Minority Holder

As an investor in Class AAA Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Transfer Online, Inc., an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the company's website: www.modemobile.com

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering
Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, invest.modemobile.com.

MODE MOBILE, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

UNAUDITED

DECEMBER 31, 2022 and 2021



To the Board of Directors of
Mode Mobile, Inc.
Chicago, Illinois

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Mode Mobile, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 23, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com


MODE MOBILE, INC.

CONSOLIDATED BALANCE SHEETS

UNAUDITED


	December 31,	
	2022	**2021**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,788,854	$ 1,816,189
Accounts receivable	2,665,837	6,158,722
Prepaid expenses and other current assets	608,418	457,620
Inventory	266,299	168,404
Total current assets	6,329,408	8,600,935
Deferred offering costs	214,506	8,920
Property and equipment, net	28,739	32,948
Intangible assets, net	37,968	113,903
Cryptocurrency assets	108,583	840,761
Nonfungible token assets	170,199	-
Deposits	1,150	-
Total assets	$ 6,890,553	$ 9,597,467
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 587,536	$ 2,794,839
Accrued expenses and other current liabilities	90,762	7,811
Deferred revenue	-	600,000
Royalty liability	1,900,000	-
Total liabilities	2,578,298	3,402,650
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 353,712,906 shares issued and outstanding as of both December 31, 2022 and 2021, liquidation preference of $4,759,840 as of both December 31, 2022 and 2021	35,371	35,371
Class A common stock, $0.0001 par value, 2,100,000,000 shares authorized, 646,825,014 shares issued and outstanding as of both December 31, 2022 and 2021	64,683	64,683
Class B common stock, $0.0001 par value, 243,000,000 shares authorized, 5,301,936 and 0 shares issued and outstanding as of December 31, 2022 and 2021, respectively	530	-
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, no shares issued or outstanding	-	-
Class AAA common stock, $0.0001 par value, 600,000,000 shares authorized, no shares issued or outstanding	-	-
Additional paid-in capital	5,321,618	4,830,432
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(959,947)	1,414,331
Total stockholders' equity	4,312,255	6,194,817
Total liabilities and stockholders' equity	$ 6,890,553	$ 9,597,467


See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.



MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

UNAUDITED


	Year Ended December 31,	
	2022	**2021**
Net revenues	$ 24,947,043	$ 22,950,934
Cost of net revenues	10,249,605	7,849,687
Gross profit	14,697,438	15,101,247
Operating expenses:		
Sales and marketing	12,384,163	15,863,698
Research and development	5,434,239	4,258,915
General and administrative	5,036,078	3,794,781
Royalty payments	1,900,000	-
Amortization of SAFT performance obligation liability	-	(10,080,104)
Total operating expenses	24,754,480	13,837,290
Income (loss) from operations	(10,057,042)	1,263,957
Other income (expense), net:		
Realized gains on cryptocurrency sales	8,099,516	4,269,858
Impairment of nonfungible token assets	(408,015)	-
Loss on loan receivable forgiven	-	(75,195)
Other income	34,865	464,038
Interest income	7,115	58,649
Interest expense	(50,717)	(60,155)
Total other income (expense), net	7,682,764	4,657,196
Provision for income taxes	-	-
Net income (loss)	$ (2,374,278)	$ 5,921,153
Weighted average common shares outstanding - basic	939,359,161	649,123,849
Weighted average common shares outstanding - diluted	939,359,161	936,692,560
Net income (loss) per common share - basic	$ (0.00)	$ 0.01
Net income (loss) per common share - diluted	$ (0.00)	$ 0.01


See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.


MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

UNAUDITED

	Series Seed Preferred Stock		Common Stock — Class A		Common Stock — Class B		Additional Paid-in	Treasury	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2020	-	$ -	-	$ -	-	$ -	$ -	$ -	$ (4,506,822)	$ (4,506,822)
Conversion of note and SAFE agreements into preferred stock	353,712,906	35,371	-	-	-	-	3,739,579	-	-	3,774,950
Issuance of stock per asset purchase agreement	-	-	-	-	18,360,594	1,836	225,971	-	-	227,807
Shares repurchased by the Company	-	-	-	-	(18,360,594)	(1,836)	1,836	(150,000)	-	(150,000)
Issuance of Class A common shares to founders	-	-	646,825,014	64,683	-	-	(64,683)	-	-	-
Stock-based compensation	-	-	-	-	-	-	927,729	-	-	927,729
Net income	-	-	-	-	-	-	-	-	5,921,153	5,921,153
Balances at December 31, 2021	353,712,906	35,371	646,825,014	64,683	-	-	4,830,432	(150,000)	1,414,331	6,194,817
Exercise of options	-	-	-	-	5,301,936	530	(530)	-	-	-
Stock-based compensation	-	-	-	-	-	-	491,716	-	-	491,716
Net loss	-	-	-	-	-	-	-	-	(2,374,278)	(2,374,278)
Balances at December 31, 2022	353,712,906	$ 35,371	646,825,014	$ 64,683	5,301,936	$ 530	$ 5,321,618	$ (150,000)	$ (959,947)	$ 4,312,255

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

MODE MOBILE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net income (loss)	$ (2,374,278)	$ 5,921,153
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	86,995	86,083
Realized gains on cryptocurrency sales	(8,099,516)	(4,269,858)
Bad debt	555,000	-
Impairment of nonfungible token assets	408,015	-
Loss on loan receivable forgiven	-	75,195
Other income - Payroll Protection Program forgiveness	-	(354,353)
Interest expense converted to preferred stock	-	75,000
Stock-based compensation	491,716	927,729
Royalty payments	1,900,000	-
Changes in operating assets and liabilities:		
Accounts receivable	2,937,885	(3,701,391)
Prepaid expenses and other current assets	(150,798)	(385,921)
Inventory	(97,895)	176,067
Accounts payable	(2,207,304)	1,288,516
Accrued expenses and other current liabilities	82,951	(35,467)
Deferred revenue	(600,000)	600,000
Net cash provided by (used in) operating activities	(7,067,229)	402,753
Cash flows from investing activities:		
Proceeds from cryptocurrency sales	8,831,694	4,455,520
Purchases of nonfungible token assets	(578,214)	-
Payments made on software development for performance obligation	-	(10,080,104)
Purchase of property and equipment	(6,850)	(12,225)
Deposits	(1,150)	12,150
Net cash provided by (used in) investing activities	8,245,480	(5,624,659)
Cash flows from financing activities:		
Repayments of debt and SAFEs	-	(814,000)
Shares repurchased by the Company	-	(150,000)
Deferred offering costs	(205,586)	(8,920)
Net cash used in financing activities	(205,586)	(972,920)
Net change in cash and cash equivalents	972,665	(6,194,827)
Cash and cash equivalents at beginning of year	1,816,189	8,011,016
Cash and cash equivalents at end of year	$ 2,788,854	$ 1,816,189
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -
Supplemental disclosure of cash flow information:		
Conversion of note and SAFE agreements into preferred stock	$ -	$ 3,774,950
Intangible assets acquired per asset purchase agreement	$ -	$ 227,807

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

1. **NATURE OF OPERATIONS**

Mode Mobile, Inc. (collectively, the "Company" or "Mode Mobile") is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company's EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an "Entity", collectively the "Entities"):

- Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC's membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

- Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

- Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company's smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

- Current (Gibraltar) Limited ("CGL"), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL.

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the "Reorganization") where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company's operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC and CGL. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities ("VIE") as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation

("ASC 810"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Reverse Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, amortization of performance obligation liabilities and valuation of cryptocurrency assets. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2022 and 2021, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $2,564,028 and $824,637, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Accounts Receivable

The Company's account receivables are due from customers primarily due to the Company's marketing revenue. The Company also maintains allowances for doubtful accounts for estimated losses resulting from the inability of the Company's customers to make payments. The Company periodically reviews these estimated allowances, including an analysis of the customers' payment history and creditworthiness, the age of the trade receivable balances and current economic conditions that may affect a customer's ability to make payments as well as historical collection trends for its customers as a whole. Based on this review, the Company specifically reserves for those accounts deemed uncollectible or likely to become uncollectible. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are deducted from the allowance. As of December 31, 2022, there was a $555,000 allowance for doubtful accounts related to the Voyager Digital bankruptcy.

During the year ended December 31, 2022, the Company utilized accounts receivable factoring for select invoices totaling $2,983,197, and recorded factoring fees of $50,717 which was included in interest expense in the consolidated statements of operations.

Note Receivable

In 2020, the Company entered into a note receivable agreement with X Global for a principal amount of $170,000, which shall be paid with X Global's accounts receivable that will be collected by Mode. Total of $94,805 was collected in 2020. In 2021, the note receivable was written off and the balance was $0 as of December 31, 2022 and 2021, respectively.

Inventory

The Company's inventory consists of finished goods pertaining to the Company's hardware phones. The inventory is valued at the lower of cost (weighted-average) or estimated net realizable value. As of December 31, 2022 and 2021, the Company had deposits for future inventory of $387,620 and $121,604, respectively, which was included in prepaid expenses and other current assets on the consolidated balance sheets. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Management believes there was no impairment of inventory as of both December 31, 2022 and 2021.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, furniture and fixtures and office equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment, seven years for furniture and fixtures, and five to fifteen years for office equipment.

The following is a summary of property and equipment:

| | December 31, | |
	2022	2021
Computer equipment	$ 51,460	$ 44,610
Furniture and fixtures	6,137	6,137
Office equipment	57,562	57,562
Total	115,159	108,309
Less: Accumulated depreciation	(86,420)	(75,361)
Property and equipment, net	$ 28,739	$ 32,948

Depreciation expense was $11,059 and $10,147 for the years ended December 31, 2022 and 2021, respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both December 31, 2022 and 2021.

Intangible Assets

Intangible assets are amortized over the respective estimated lives, unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

Intangible assets, with a cost of $227,807, consist of mobile charge screens and monetization software, pursuant to an asset acquisition. The assets are amortized over a useful life of three years. During the years ended December 31, 2022 and 2021, amortization expense was $75,936 and $75,936, respectively. As of December 31, 2022, intangible assets, net of accumulated amortization of $189,839, was $37,968.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company initially records cryptocurrency and nonfungible tokens ("NFTs") when received at cost, and subsequently adjusts each reporting period to the lower of cost or fair value. The Company recognizes an impairment charge on these assets arising from decreases in market value based upon Level 2 inputs, being actively traded exchange's closing prices at each reporting date, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies and NFTs are recorded in the consolidated statements of operations.

During the year ended December 31, 2022, the Company recorded $408,015 on impairment related to its NFTs.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other income (expense) in the consolidated statements of operations. The Company uses cryptocurrencies to convert cryptocurrency holdings to other cryptocurrencies and US dollars as needed to fund operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

Software Development Costs

The Company expenses software development costs as incurred. Such software development costs have been reflected as a reduction to the SAFT performance obligation.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and

- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

Revenue by source consisted of the following for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Advertising	$ 24,411,911	$22,413,334
Other	535,132	537,600
Net revenues	$ 24,947,043	$22,950,934

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2022 and 2021, the Company has deferred revenue of $0 and $600,000. The deferred revenue at December 31, 2021 was recognized in 2022.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	**2021**
Advertising	$ 9,717,889	$ 6,984,507
Other	531,716	865,180
Cost of net revenues	$ 10,249,605	$ 7,849,687

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were approximately $9,244,000 and $13,945,000 for the years ended December 31, 2022 and 2021, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's technology and products are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2022 and 2021, the Company had capitalized $214,506 and $8,920 in deferred offering costs, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized.

Net Income / (Loss) per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022, diluted net loss per share is the same as basic net loss per share.

The following table sets forth the a) the dilutive items included in the weighted average common shares – diluted amount above as of December 31, 2021 and b) the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of December 31, 2022:

	December 31,	
	2022	**2021**
Series Seed convertible preferred stock	353,712,906	353,712,906
Stock options	226,757,718	221,424,516
Total potentially dilutive shares	580,470,624	575,137,422

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles – Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04").* ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"),* which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard in 2022, which did not have a material impact on Company's financial condition or results of operations.

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"),* as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $2,374,278 and net cash used in operating activities of $7,067,229 for the year ended December 31, 2022. As of December 31, 2022, the Company had an accumulated deficit of $959,947. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

4. CRYPTOCURRENCIES AND NFTs

Due to the lack of authoritative guidance under GAAP, the Company accounts for its holdings in cryptocurrency as intangible assets. As a result, the Company initially measures the cryptocurrency at cost. Since there is no limit on the useful life of the cryptocurrencies, they are classified as indefinite-lived intangible assets.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, *Fair Value Measurement*.

The Company considers each cryptocurrency as a separate unit of account when evaluating cryptocurrencies for impairment. The Company tracks the weighted average unit cost of each cryptocurrency received or purchased, when performing impairment testing and upon disposition either through sale or exchanged for goods or services.

The Company designates certain cryptocurrency transactions as fair value hedges to hedge volatility and market value risks for our cryptocurrencies. Fair value hedge amounts included in the assessment of hedge effectiveness are recognized in other income (expense), net, along with the offsetting gains and losses of the related hedged items.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $8,099,516 and $4,269,858 for the years ended December 31, 2022 and 2021, respectively. The Company recorded no impairment charges against its cryptocurrency holdings in 2022 or 2021.

The indefinite lived intangible activity for the years ended December 31, 2022 and 2021 are as follows:

	Cryptocurrency assets
Balance at December 31, 2020	$ 1,026,423
Sales of cryptocurrency	(4,455,520)
Realized gains on cryptocurrency sales	4,269,858
Balance at December 31, 2021	840,761
Sales of cryptocurrency	(8,831,694)
Realized gains on cryptocurrency sales	8,099,516
Balance at December 31, 2022	$ 108,583

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. The following is a summary of NFT activity for 2022:

	Nonfungible token assets
Balance at December 31, 2021	$ -
Purchases of NFTs	578,214
Impairment	(408,015)
Balance at December 31, 2022	$ 170,199

5. SAFT PERFORMANCE OBLIGATION LIABILITY

In 2018, the Company (via Nativ Mobile, LLC) conducted and completed a token offering pursuant to a side-by-side, U.S. Securities Act Regulation D and Regulation S offering where it offered $CRNC tokens to investors in consideration for their investments. Due to a disclosed delay in delivering tokens to investors, the investments were executed pursuant to "Simple Agreement(s) for Future Tokens" ("SAFTs"), which, among other things, contemplated the Company delivering $CRNC tokens to investors in advance of a network launch. The proceeds of this offering were contemplated to be used for the further buildout of the $CRNC Network, which was designed to serve as a robust earnings ecosystem for network participants (the "Project"). $CRNC tokens were designed to serve as the in-network currency for the $CRNC earnings ecosystem.

The initial SAFT proceeds of $26 million for developing the Project was recorded as a performance obligation liability, net of costs incurred in satisfying the performance obligations created in the token offering. The SAFTs do not provide the holder with a security interest in the issuing entity, Current (Gibraltar) Limited, or establish an economic or ownership right to the performance of specific assets, nor is there a form of partnership, joint venture, agency or any similar relationship between a token holder and the Company and/or other individuals or entities involved with the Project. The tokens do not pay interest and have no maturity date. The tokens confer only the right to services in the Project and confer no other rights of any form with respect to us including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights.

The Company evaluated the terms of the Company's $CRNC tokens and determined that, when sold, these tokens represent an obligation by the Company with counterparties that were determined to not be customers. Therefore, the Company determined that the tokens, when sold, are similar by analogy to debt securities under ASC 320, *Investments – Debt and Equity Securities ("ASC 320")*. ASC 320 applies to all debt securities and defines a debt security as any security representing a creditor relationship. Based on its terms, the SAFT tokens are not debt securities in legal form, but are considered an obligation (as defined by FASB Concepts Statement No. 6, *Elements of Financial Statements)* of the Company as issuer, since the Company represented that the proceeds raised would be used to fund future development of the Project. Therefore, the Company considers the $CRNC token, when sold, as an obligation in accordance with ASC 320, which effectively creates a creditor relationship to holders of its tokens.

The Company has considered the costs to satisfy its performance obligations and determined that the Project represents a "funded software arrangement", and the parties who purchased tokens contributed towards the funding of the Project represent collaborators and not customers. Therefore, software development costs related to the Project were applied against the performance obligation.

The SAFT performance obligation activity as of and for the years ended December 31, 2022 and 2021 is as follows:

	SAFT Performance Obligation
Balance at December 31, 2020	$ 10,080,104
Payments made on software development for performance obligation	(10,080,104)
Balance at December 31, 2021	-
Balance at December 31, 2022	$ -

During the years ended December 31, 2022 and 2021, payments made on software development for performance obligations totaled $0 and $10,080,104, respectively, which were credited to operating expenses in the consolidated statements of operations.

On account of the delay in the launch of the Project by introducing $CRNC tokens into the Project ecosystem, the Company elected to pay investors a royalty based on the Company's financial performance in 2021. Based on what each individual investor elected to receive, the consideration paid to investors on account of the royalty were either additional $CRNC tokens or shares in the Company. The value of the royalty was $1,900,000 and the number of $CRNC tokens or Company shares an investor would receive was based on the original investment amount paid at the time of the execution of the SAFTs. Approximately 86% of investors elected to receive additional $CRNC tokens and 14% of investors elected to receive Company shares. Accordingly, the Company has recognized a royalty liability of $1,900,000 as of December 31, 2022. The liability will be released based on the ultimate distribution means, increasing the performance obligation for token issuances and recording paid-in capital for share issuances, when distribution occurs in 2023.

6. DEBT

MXL Repayments

As part of the Company's corporate reorganization, the Company took steps to wind-down MXL and make distributions as appropriate. As part of MXL's liquidation, its primary remaining asset was a loan with the Company where MXL loaned approximately $664,000 to the Company in order to support operations. On the effective date of the corporate reorganization in February 2021, the $664,000 loan was repaid by the Company.

PPP Loan

During the COVID-19 pandemic, the Company received a Paycheck Protection Program (PPP) loan of $354,353 on May 4, 2020. The Company later filed a loan forgiveness application with the U.S. Small Business Administration on May 17, 2021 and received notice that its Paycheck Protection Program loan had been forgiven in full on June 4, 2021. As such, $354,353 was recognized as other income in 2021.

Convertible Notes and Simple Agreements for Future Equity

As of December 31, 2020, the Company had outstanding convertible notes totaling $1,600,000 and Simple Agreements for Future Equity ("SAFEs") totaling $2,249,950. In 2021, the Company repaid $50,000 of SAFEs and the balance outstanding of $2,199,950 was converted into shares of preferred stock. The Company also repaid $100,000 of convertible notes in 2021. The convertible notes were issued by the same institution, which also invested in the Company through a SAFE. Between 2015 and 2017, the Company entered into 26 different SAFEs with both institutional and individual investors. Each SAFE included a valuation cap ranging from $6.5 million to $9 million, which represented the upper limit for which investors could convert their SAFEs into Company shares. In 2021, as part of the Company's corporate reorganization, $1,500,000 of the principal amount of the notes plus $75,000 in accrued interest and the remaining SAFEs (as noted above) were converted into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

7. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In 2021, the Company converted $3,774,950 in convertible notes and SAFES into an aggregate of 353,712,906 shares of Series Seed Preferred Stock.

In 2021, the Company issued 18,360,594 shares of Class B common stock pursuant to an asset acquisition for a total fair value of $227,807. The Company then repurchased the 18,360,594 shares for $150,000 which were recorded as treasury stock.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company's Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-   purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-   create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company's Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the "Preferred Liquidation Amounts"), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of both December 31, 2022 and 2021 was $4,759,840.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company's Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company's Amended Articles of Incorporation.

Common Stock

The Company authorized 2,100,000,000 shares of Class A Common Stock, 243,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 600,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2022.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company's Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company's Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the "Securities Act") or (ii) upon election from the Company's board of directors.

During the year ended December 31, 2021, the Company issued 646,825,014 shares of Class A common stock to founders for no proceeds.

During the year ended December 31, 2022, option holders exercised 5,301,936 options for shares of Class B common stock for no proceeds.

As of both December 31, 2022 and 2021, there were 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2022 and 2021, there were 5,301,936 and 0 shares of Class B Common Stock issued and outstanding, respectively.

8. STOCK-BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan ("2021 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2022. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan's inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2022 and 2021, there were 10,940,346 and 21,575,484 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of Dececember 31, 2020	-	$ -	$ -
Granted	242,405,136	0.01	
Exercised	-	-	
Forfeited	(20,980,620)	0.01	
Outstanding as of Dececember 31, 2021	221,424,516	0.01	$ -
Granted	50,793,480	0.01	
Exercised	(5,301,936)	0.01	
Forfeited	(40,158,342)	0.01	
Outstanding as of December 31, 2022	226,757,718	$ 0.02	$ 2,494,359
Exercisable as of December 31, 2021	131,468,494	$ 0.01	$ -
Exercisable as of December 31, 2022	164,537,528	$ 0.02	$ 2,041,574

	December 31,	
	2022	2021
Weighted average grant-date fair value of options granted during year	$ 0.02	$ 0.01
Weighted average duration (years) to expiration of outstanding options at year-end	8.45	9.45

During the year ended December 31, 2022, option holders exercised 5,301,936 options for shares of Class B common stock for no proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2022	**2021**
Risk-free interest rate	1.55%-3.91%	0.47%-1.46%
Expected term (in years)	5.80	5.64
Expected volatility	80.00%	61.70%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2022 and 2021 was $917,571 and $1,644,330, respectively. Stock-based compensation expense for stock options of $491,716 and $927,729, respectively, was recognized under FASB ASC 718 for the years ended December 31, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $762,487 as of December 31, 2022 and will be recognized over a weighted average period of 1.09 years as of December 31, 2022.

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	Year Ended December 31,			
		2022		**2021**
Sales and marketing	$	82,243	$	101,282
Research and development		245,065		623,979
General and administrative		164,408		202,468
	$	491,716	$	927,729

9. INCOME TAXES

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to net operating loss carryforwards and cash to accrual differences. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $1,103,327 and $695,504, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,			
		2022		**2021**
Deferred tax assets:				
Net operating loss carryforwards	$	879,210	$	240,704
Cash to accrual differences		224,117		454,801
Valuation allowance		(1,103,327)		(695,505)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2022, and no history of generating taxable income. Therefore, valuation allowances of $1,103,327 and $695,505 were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $407,823 and $695,504 during the years ended December 31, 2022 and 2021, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,141,878 and $860,160, respectively. Pursuant to change in control rules associated with the merger, the Company may be at risk of losing the ability to utilize pre-merger net operating loss carryforwards.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021-2022 tax years remain open to examination.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11. SUBSEQUENT EVENTS

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

In connection with its expected network launch of the $CRNC token in the fourth quarter of 2023, the Company, through its affiliate, Current (Gibraltar) Limited, will facilitate the creation of a foundation that will be responsible for the governance of the token and the Project. As part of the creation of the foundation, all $CRNC treasury tokens shall be transferred to the foundation and all obligations due from the Company to token holders on account of their respective investments due from the Company shall cease. By virtue of the creation of the foundation, control over the governance of the $CRNC token shall transfer from the Company to token holders.

Management has evaluated subsequent events through June 23, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.